Exhibit 99.9

GOLD KIST INC.

PATRON EQUITY REPORT

MEMBER NO.	TP:P

[Member Name]

[Address]

TIN:

I. PATRON EQUITY REPORT

YEAR	DIVISION	QUALIFIED	NON QUALIFIED
1984		$	$
1985
1986
1987
1988
1989
1990
1991
1993
1994
1994
1995
1995
1996
1999
2002
2004
		$	$

GRAND TOTAL EQUITY

Member No.

II. YOUR ESTIMATED SHARE OF THE ADDITIONAL DISTRIBUTION

In addition to your patron equity presented above and based on patronage for Gold Kist in fiscal year 2000 through 2004, your pro rata percentage share of the additional distribution (as described in the accompanying disclosure statement-prospectus) is estimated to be:             %

The following are two examples of estimated amounts of cash and value of shares of New Gold Kist that you will receive in the redemption and the conversion. These examples are subject to the assumptions described in the accompanying disclosure statement-prospectus and are based on your percentage interest through the end of fiscal 2004 above.

1. Your estimated share of the minimum $60 million additional distribution would be:	$

The total of your equity and minimum $60 million additional distribution would be:	$

2. Your estimated share of a $240 million additional distribution implied by the mid point of the range of expected prices for our proposed initial public offering of $15/share would be:	$

And the total of your equity and $240 million additional distribution would be:	$

Equity earned during the period from July 2004 through the effective date of the conversion, which we expect to be in September 2004, will impact these dollar values. Your relative patronage for that same period may impact your pro rata percentage share of the additional distribution.

You should read the enclosed disclosure statement-prospectus carefully.

It contains important details about the conversion and related transactions.

This report is qualified in its entirety by reference to the disclosure statement-prospectus.